Exhibit 99-1.

REPORT ON MATERIAL FACT
“RESOLUTIONS OF GENERAL SHAREHOLDERS’ MEETING”

1.                            General Information.

1.1.                    Issuer’s full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom”.

1.2.                    Issuer’s short proprietary name: OJSC Rostelecom.

1.3.                    Location: 5, Delegatskaya st., Moscow, 127091.

1.4.                    State Registration Number (OGRN): 1027700198767.

1.5.                    Taxpayer’s Identification Number (TIN): 7707049388.

1.6.                    Issuer’s unique code assigned by registration authority: 00124-A.

1.7.                    Web-site used by the Issuer to disclose information: www.rt.ru/icenter/en/.

1.8.                    Periodical print used by the Issuer to disclose report on material information: newspaper “Gazeta” and “Supplement to the FSFM Bulletin”.

1.9.                    Code(s) of report on material fact(s): 1000124А09072006.

2.                            Material Information.

2.1.                    Type of general shareholders’ meeting (annual, extraordinary): annual.

2.2.                    Form of general shareholders’ meeting: joint attendance of shareholders to discuss the issues on the agenda and make decisions on the issues put to vote. Voting ballots were to be sent prior to the meeting.

2.3.                    Date and location of general shareholders’ meeting: the Meeting was held at the Rostelecom Training Center, Village of Bekasovo, Naro-Fominsk District, Moscow Region, Russia on June 24, 2006.

2.4.                    Quorum of general shareholders’ meeting:

Total amount of votes related to the holders of the Company’s voting shares as of the record date, May 05, 2006, comprised to 728,696,320 votes.

Total amount of votes related to the holders of the Company’s voting shares, which registered to participate in the Annual General Shareholders’ Meeting upon the results of 2005, comprised to 471,793,297 votes or 64.74% of total amount of votes represented by voting shares.

The Annual General Shareholders’ Meeting upon the results of 2005 had quorum and was rendered competent in accordance with the Charter of the Company.

2.5.                    Agenda of general shareholders’ meeting and results of voting on items of agenda:

1.          Approval of the Company’s annual report, annual financial statements (according to Russian accounting standards), including profit and loss statement of the Company, and distribution of profits and losses upon the results of the reporting fiscal year (2005).
Voting results: “For” — 471,002,801 votes (99.83%); “Against” — 77,746 votes (0.02%); “Abstain” — 228,377 votes (0.05%).

2.          Determination of the amount of dividends for 2005, format and the period of dividend payments with respect to shares of each category.
Voting results: “For” — 471,303,661 votes (99.90%); “Against” — 6,916 votes (0.00%); “Abstain” — 43,857 votes (0.01%).

3.          Election of the Board of Directors of the Company.

Voting results:

“For” — 5,153,925,007 votes (99.31%), including for the following candidates:

•                     Vladimir N. Bobin — 1,075,712,811 votes;

•                     Valery V. Degtyarev — 319,123,183 votes;

•                     Dmitry Ye. Yerokhin — 323,267,234 votes;

•                     Alexander N. Kiselev — 1,201,231 859 votes;

•                     Sergei I. Kuznetsov — 318,514,853 votes;

•                     Yevgeny F. Mikhailov — 387,930 votes;

•                     Stanislav N. Panchenko — 318,538,234 votes;

•                     Irina M. Ragozina — 317,960,005 votes;

•                     Elena P. Selvich — 318,510,890 votes;

•                     Natalia A. Terentyeva — 319,092,583 votes;

•                     Yevgeny A. Chechelnitsky — 319,132,671 votes;

•                     Valery N. Yashin — 319,832,445 votes.

“Against” — 37,015 votes (0.00%);

“Abstain” — 1,370,391 votes (0.03%).

4.          Election of the Audit Commission of the Company.

Voting results:

•                     Svetlana N. Bocharova — “For” — 470,532,861 votes (99.73%); “Against” — 675,148 votes (0.14%); “Abstain” — 146,788 votes (0.03%);

•                     Natalia S. Vorobyeva — “For” — 470,519,469 votes (99.73%); “Against” — 688,073 votes (0.15%); “Abstain” — 144,281 votes (0.03%);

•                     Olga G. Koroleva — “For” — 471,194,249 votes (99.87%); “Against” — 11,111 votes (0.00%); “Abstain” — 147,532 votes (0.03%).

5.          Approval of LLC Ernst&Young as the external auditor of the Company for 2006 year.

Voting results: “For” — 471,044,833 votes (99.84%); “Against” — 84,834 votes (0.02%); “Abstain” — 198,660 votes (0.04%).

6.          Approval of the restated Charter of the Company.

Voting results: “For” — 469,876,141 votes (99.59%); “Against” — 160,071 votes (0.03%); “Abstain” — 212,359 votes (0.05%).

7.          Approval of the restated Regulations on the Board of Directors of the Company.

Voting results: “For” — 469,756,143 votes (99.57%); “Against” — 217,135 votes (0.05%); “Abstain” — 271,148 votes (0.06%).

8.          Approval of the restated Regulations on the Management Board of the Company.

Voting results: “For” — 469,759,517 votes (99,57%); “Against” — 210,926 votes (0.04%); “Abstain” — 270,588 votes (0.06%).

9.          Approval of the restated Regulations on the Audit Commission of the Company.

Voting results: “For” — 469,892,734 votes (99.60%); “Against” — 156,716 votes (0.03%); “Abstain” — 193,951 votes (0,04%).

10.    On compensation to the members of the Board of Directors for the period they served as members of the Company’s Board of Directors and reimbursement of the expenses incurred owing to service as members of the Company’s Board of Directors.

Voting results: “For” — 469,315,423 votes (99.47%); “Against” — 310,031 votes (0.07%); “Abstain” — 300,949 votes (0.06%).

11.    On termination of the Company’s membership in the ISKRA Association of Federal Business Service Network Operators.

Voting results: “For” — 469,631,929 votes (99.54%); “Against” — 14,893 votes (0.00%); “Abstain” — 288,865 votes (0.06%).

2.6.                    Resolutions of general shareholders’ meeting:

1.          To approve the Company’s annual report, annual financial statements (according to RAS), including profit and loss statement of the Company, and distribution of profits and losses upon the results of the reporting fiscal year (2005).

2.          To pay the dividend in the amount of RUR 3.7178 per preferred share in monetary form from July 15, 2006 to December 15, 2006. The total amount of dividends to be paid to preferred shareholders amounts to 10.0% of 2005 RAS net profit.

To pay the dividend in the amount of RUR 1.5617 per ordinary share in monetary form from July 15, 2006 to December 15, 2006. The total amount of dividends to be paid to ordinary shareholders amounts to 12.61% of 2005 RAS net profit.

To set methods of dividend payment to a person entitled to draw a dividend to be defined on the basis of the information from the register of shareholders as follows:

-        transfer to a shareholder’s bank account (bank charge deducted);

-        postal order (postal costs deducted);

-        payment through the cash office (only for Rostelecom’s employees).

3.          To elect members of the Board of Directors of the Company:

•                     Vladimir N. Bobin;

•                     Valery V. Degtyarev;

•                     Dmitry Ye. Yerokhin;

•                     Alexander N. Kiselev;

•                     Sergei I. Kuznetsov;

•                     Stanislav N. Panchenko;

•                     Irina M. Ragozina;

•                     Elena P. Selvich;

•                     Natalia A. Terentyeva;

•                     Yevgeny A. Chechelnitsky;

•                     Valery N. Yashin.

4.          To elect members of the Audit Commission of the Company:

•                     Svetlana N. Bocharova;

•                     Natalia S. Vorobyeva;

•                     Olga G. Koroleva.

5.          To approve LLC Ernst&Young as the external auditor of the Company for 2006 year.

6.          To approve the restated Charter of the Company.

7.          To approve the restated Regulations on the Board of Directors of the Company.

8.          To approve the restated Regulations on the Management Board of the Company.

9.          To approve the restated Regulations on the Audit Commission of the Company.

10.    To approve the compensation and reimbursement of expenses to the members of the Company’s Board of Directors as stipulated in the Regulations on the Board of Directors of the Company. The compensation to the members of Rostelecom’s Board of Director elected on June 25, 2005, by the Annual General Shareholders’ Meeting of OJSC Rostelecom (The Minutes No. 1 dated July 08, 2005, of the Annual General Shareholders’ Meeting of OJSC Rostelecom) amounts to 0.5% of the Company’s net profit. As from the date of conducting of this Annual General Shareholders’ Meeting of OJSC Rostelecom, quarterly compensation to a member of Rostelecom’s Board of Directors is set as the amount stipulated in the Regulations on the Board of Directors of the Company. Annual compensation to all members of the Board of Directors is set as a percent of the net profit stated in the Company’s Profit and Loss Statement upon the results of the reporting fiscal year. To calculate annual compensation to all members of the Board of Directors the annual General Shareholders’ Meeting determines the rate of percent of the Company’s net profit upon the results of the reporting fiscal year. Each Member of Rostelecom’s Board of Directors obtains a portion of annual compensation calculated in accordance with the Regulations on the Board of Directors of the Company.

11.    To terminate the Company’s membership in the ISKRA Association of Federal Business Service Network Operators.

3.                Signature.

3.1.        First Deputy General Director — Finance Director           /signed/           Andrei A. Gaiduk

3.2.        Date: July 9, 2006.